N E W S   R E L E A S E

TALISMAN ENERGY SECOND QUARTER RESULTS CONFERENCE CALL

CALGARY, Alberta, July 17, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has scheduled a telephone conference call for investors, analysts and media on Wednesday, August 1, 2012 at 11:00 a.m. MT (1:00 p.m. ET) to discuss Talisman’s 2012 second quarter results. Participants will include John A. Manzoni, President and Chief Executive Officer, and members of senior management. Talisman expects to release its results the morning of August 1 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MT (12:50 p.m. ET) 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-888-231-8191 (North America)
1-647-427-7450 (Toronto & International)

A replay of the conference call will be available at approximately 2:00 p.m. MT (4:00 p.m. ET) on Wednesday, August 1, 2012 until 9:59 p.m. MT (11:59 p.m. ET) Wednesday, August 8, 2012. If you wish to access this replay, please call:

1-855-859-2056 (North America) passcode 98280718 or
1-416-849-0833 (Toronto & International) passcode 98280718

0BLive Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (HUwww.talisman-energy.comUH) and following the links from the home page. Alternatively, you can point your browser to: Hhttp://event.on24.com/r.htm?e=494289&s=1&k=4DD24E1B1919E3C8BE9CA263E21066D1.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at HUwww.talisman-energy.comUH.

For further information, please contact:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:
Phoebe Buckland, Lead                                                                                              Lyle McLeod, Vice-President
External Communications                                                                                           Investor Relations
Phone:         403-237-1657  Fax: 403-237-1210                                                           Phone:      403-237-1020  Fax: 403-237-1902
Email:           tlm@talisman-energy.com                                                                    Email:        Htlm@talisman-energy.com

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